Mail Stop 03-06


						May 3, 2005

Douglas Mitchell
Chief Executive Officer
Simtek Corporation
4250 Buckingham Drive, Suite 100
Colorado Springs, CO  80907


	Re:	Simtek Corporation
		Form 10-KSB for the fiscal year ended December 31, 2004
			Filed March 17, 2005
		File No. 0-19027

Dear Mr. Mitchell:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant